SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13G/A Amendment No. 6
(Rule 13d-101)

Under the Securities Exchange Act of 1934

FRMO CORP.
-----------------------------------------------------------
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)

0001042017
-----------------------------------------------------------
(CUSIP Number)

February 14, 2012
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

1       NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAWRENCE J. GOLDSTEIN
___________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [X]
___________________________________________________________

3       SEC USE ONLY
___________________________________________________________

4       CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK (USA)
___________________________________________________________

5       SOLE VOTING POWER
NUMBER OF               2,769,554
SHARES          --------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY                0
EACH REPORTING  --------------------------------------
PERSON WITH     7       SOLE DISPOSITIVE POWER
			2,769,554
      --------------------------------------

8       SHARED DISPOSITIVE POWER
	16,000
_____________________________________________________________

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	1,512,199
______________________________________________________________

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES                 [X]
___________________________________________________________

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
	7.1%
___________________________________________________________

12      TYPE OF REPORTING PERSON
	IN
__________________________________________________________



1       NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barbara J. & Lawrence J. Goldstein Do Good Foundation Inc.
13-3915414
___________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [X]
___________________________________________________________

3       SEC USE ONLY
___________________________________________________________

4       CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK

5       SOLE VOTING POWER
NUMBER OF               3,000
SHARES          --------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY                0
EACH REPORTING  --------------------------------------
PERSON WITH     7       SOLE DISPOSITIVE POWER
			 3,000
      --------------------------------------


8       SHARED DISPOSITIVE POWER
	0
_____________________________________________________________

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	3,000
______________________________________________________________

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES                 [ ]
___________________________________________________________

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
	0.0%
___________________________________________________________

12      TYPE OF REPORTING PERSON
	CO
___________________________________________________________



1       NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
La'Dadande Limited Partnership
27-1810605
________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [X]
___________________________________________________________

3       SEC USE ONLY
___________________________________________________________


4       CITIZENSHIP OR PLACE OF ORGANIZATION
	NEW YORK
___________________________________________________________

5       SOLE VOTING POWER
NUMBER OF               518,586
SHARES          --------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY                0
EACH REPORTING  --------------------------------------
PERSON WITH     7       SOLE DISPOSITIVE POWER
			 518,586
      --------------------------------------


8       SHARED DISPOSITIVE POWER
	0
_____________________________________________________________

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	518,586
_____________________________________________________________

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES                 [ ]
_____________________________________________________________

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
	1.3%
____________________________________________________________

12      TYPE OF REPORTING PERSON
	 PN
___________________________________________________________



1       NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
La'Dadande Corp.
27-1582109
_______________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [X]
___________________________________________________________

3       SEC USE ONLY
___________________________________________________________


4       CITIZENSHIP OR PLACE OF ORGANIZATION
	NEW YORK
___________________________________________________________

5       SOLE VOTING POWER
NUMBER OF               518,586
SHARES          --------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY                0
EACH REPORTING  --------------------------------------
PERSON WITH     7       SOLE DISPOSITIVE POWER
			 518,586
      --------------------------------------


8       SHARED DISPOSITIVE POWER
	0
_____________________________________________________________

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	518,586
______________________________________________________________

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES                 [ ]
___________________________________________________________

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
	1.3%
___________________________________________________________

12      TYPE OF REPORTING PERSON
	 CO
___________________________________________________________



1       NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SANTA MONICA PARTNERS, L.P.
13-3100474
_______________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [X]
___________________________________________________________

3       SEC USE ONLY
___________________________________________________________


4       CITIZENSHIP OR PLACE OF ORGANIZATION
	NEW YORK
___________________________________________________________

5       SOLE VOTING POWER
NUMBER OF               735,769
SHARES          --------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY                0
EACH REPORTING  --------------------------------------
PERSON WITH     7       SOLE DISPOSITIVE POWER
			 735,769
      --------------------------------------


8       SHARED DISPOSITIVE POWER
	0
_____________________________________________________________

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	735,769
______________________________________________________________

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES                 [ ]
___________________________________________________________

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
	1.9%
___________________________________________________________

12      TYPE OF REPORTING PERSON
	 PN
___________________________________________________________



1       NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SMP ASSET MANAGEMENT, LLC
42-1582561
___________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [X]
___________________________________________________________

FRMO CORP. SCHEDULE 13G #6
CUSIP No. 0001042017

3       SEC USE ONLY
___________________________________________________________

4       CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
___________________________________________________________

5       SOLE VOTING POWER
NUMBER OF               735,769
SHARES          --------------------------------------
BENEFICIALLY    6       SHARED VOTING POWER
OWNED BY                0
EACH REPORTING  --------------------------------------
PERSON WITH     7       SOLE DISPOSITIVE POWER
			 735,769
      --------------------------------------

8       SHARED DISPOSITIVE POWER
	 0
_____________________________________________________________

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	735,769
______________________________________________________________

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
EXCLUDES CERTAIN SHARES                 [ ]
___________________________________________________________

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
	1.9%
___________________________________________________________

12      TYPE OF REPORTING PERSON
	OO (LLC)
___________________________________________________________


Item 1.

(a) FRMO CORP.

(b) 320 Manville Road, Pleasantville, New York 10570

Item 2. Identity and Background.

(a) This Statement is being filed by Lawrence J. Goldstein, an individual investor. Mr. Goldstein is also sole managing member and sole owner of SMP Asset Management, LLC a Delaware limited liability company ("SMP Asset Management"), which is the general partner of Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"). He is also the Chairman of the Barbara J.
and Lawrence J. Goldstein Do Good Foundation, Inc. ("Do Good Foundation"), limited partner of La'Dadande Limited Partnership, a Delaware limited partnership ("La'Dadande LP") and President of La'Dadande Corp., a New York corporation ("La'Dadande Corp."), which is the general partner of La'Dadande LP.


(b)(c) The principal business address of Mr. Goldstein, Santa Monica Partners, SMP Asset Management, the Do Good Foundation, La'Dadande LP and La'Dadande Corp. (collectively the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538. Mr. Goldstein is a citizen of the United States.


(d) Title of Class of Securities: Common Stock

(e) CUSIP: 0001042017

Item 3.
N/A

Item 4. Ownership

Lawrence J. Goldstein
(a) Amount beneficially owned: 1,512,199
(b) Percent of class: 3.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,769,554
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,769,554
(iv) Shared power to dispose or to direct the disposition of: 16,000

Barbara J. & Lawrence J. Goldstein Do Good
Foundation, Inc.
(a) Amount beneficially owned: 3,000
(b) Percent of class: 0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,000
(iv) Shared power to dispose or to direct the disposition of: 0

La'Dadande Limited Partnership
(a) Amount beneficially owned:
    518,586
(b) Percent of class: 1.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 518,586
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 518,586
(iv) Shared power to dispose or to direct the disposition of: 0

La'Dadande Corp.
(a) Amount beneficially owned:
    518,586
(b) Percent of class: 1.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 518,586
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 518,586
(iv) Shared power to dispose or to direct the disposition of: 0


Santa Monica Partners, L.P.
(a) Amount beneficially owned: 735,769
(b) Percent of class: 1.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
     735,769
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 739,769
(iv) Shared power to dispose or to direct the disposition of: 0

SMP Asset Management, LLC
(a) Amount beneficially owned: 735,769
(b) Percent of class: 1.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
      735,769
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 735,769
(iv) Shared power to dispose or to direct the disposition of: 0

The filing of this statement made by each of the Reporting Persons shall not be construed as an admission that any of such persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement. Lawrence J. Goldstein expressly disclaims the beneficial ownership of 16,000 shares held by his children, for which he has reported shared dispositive power herein and 1,500 shares held by his wife, which are not reported herein.

All shares previously reported by Santa Monica Partners II,
L.P., Santa Monica Partners Asset Management, LLC and Humonica
Asset Management, LLC have been liquidated.

Item 5.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6.

Not applicable

Item 7.

Not applicable

Item 8.

Not applicable

Item 9.

Not applicable

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein

February 14, 2012
BARBARA J. & LAWRENCE J. GOLDSTEIN
DO GOOD FOUNDATION, INC.

By: /s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein, Chairman

February 14, 2012
La'Dadande Limited Partnership
By: LA'DADANDE CORP., GENERAL PARTNER

By: /s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein, President

February 14, 2012
La'Dadande Corp.

By: /s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein, President

February 14, 2012
SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT, LLC, GENERAL PARTNER

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, Sole Managing Member

February 14, 2012
SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, Sole Managing Member